Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUPER HI INTERNATIONAL HOLDING LTD., you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

SUPER HI INTERNATIONAL HOLDING LTD.

特海 國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

(1) PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES
(INCLUDING RESELL OR TRANSFER TREASURY SHARES)

AND REPURCHASE SHARES

(2) RE-ELECTION OF RETIRING DIRECTORS

AND

(3) NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of SUPER HI INTERNATIONAL HOLDING LTD. to be held by way of virtual meeting via online platform at 11:00 a.m., on Tuesday, June 24, 2025, Hong Kong Time (at 11:00 p.m., on Monday, June 23, 2025, U.S. Eastern Time) is set out on pages 20 to 26 of this circular.

A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of The Hong Kong Stock Exchange (www.hkexnews.hk), the SEC (www.sec.gov) and the Company (www.superhiinternational.com). The Board has fixed the close of business on Friday, May 9, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary Shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Annual General Meeting or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Friday, May 9, 2025, U.S. Eastern Time who wish to exercise their voting rights in respect of the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs. Whether or not you are intending to attend and vote at the Annual General Meeting via online platform, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. on Sunday, June 22, 2025, Hong Kong time, to ensure your representation at the AGM, or to delivery your voting instructions in your ADS voting instruction card to Citibank, N.A. by no later than 10:00 a.m. on Monday, June 16, 2025, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the Annual General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the Annual General Meeting or any adjournment thereof if they so wish and in such event, the proxy form shall be deemed to be revoked. For the avoidance of doubt, holders of treasury Shares (if any) shall abstain from voting at the Company’s general meetings.

April 25, 2025

CONTENTS

Page

DEFINITIONS			1

GUIDANCE FOR THE AGM			4

LETTER FROM THE BOARD			5

APPENDIX I	–	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING	12

APPENDIX II	–	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE	16

NOTICE OF ANNUAL GENERAL MEETING			20

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American depositary share(s), each of which represents 10 ordinary Shares

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held by way of virtual meeting via online platform at 11:00 a.m., on Tuesday, June 24, 2025, Hong Kong Time (at 11:00 p.m., on Monday, June 23, 2025, U.S. Eastern Time) or any adjournment thereof, the notice of which is set out on pages 20 to 26 of this circular

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the same meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“Board Meeting”	the meeting of the Board held on March 25, 2025

“Cayman Companies Act”	the Companies Act (as revised) of the Cayman Islands

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“close associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”	SUPER HI INTERNATIONAL HOLDING LTD. (特海國 際控股有限公司), a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022

“connected person(s)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

DEFINITIONS

“Controlling Shareholders”	has the meaning ascribed thereto in the Hong Kong Listing Rules and unless the context requires otherwise, refers to Mr. ZHANG Yong, Ms. SHU Ping, together with ZY NP LTD., SP NP LTD. and NP UNITED HOLDING LTD.

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Issue Mandate”	a general and unconditional mandate proposed to be granted to the Directors at the Annual General Meeting to exercise the power of the Company to allot, issue and deal with new Shares (including sale or transfer of treasury Shares) and/or ADSs not exceeding 20% of the number of issued Shares (excluding treasury Shares) as of the date of passing of the relevant resolution granting the Issue Mandate

“Latest Practicable Date”	April 17, 2025, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

“Nasdaq”	Nasdaq Global Market

“Listing Date”	December 30, 2022, the date on which dealings in the Shares commenced on the Stock Exchange

“Nomination Committee”	the nomination committee of the Board

DEFINITIONS

“PRC” or “Mainland China” or “China”	People’s Republic of China, but for the purpose of this circular and for geographical reference only and except where the context requires otherwise, references in this circular to “China” and the “PRC” do not apply to Hong Kong, Macau and Taiwan

“Repurchase Mandate”	the general and unconditional mandate proposed to be granted to the Directors at the Annual General Meeting to repurchase Shares and/or ADSs not exceeding 10% of the number of issued Shares (excluding treasury Shares) as of the date of passing of the relevant resolution granting the Repurchase Mandate

“Retiring Directors”	Ms. June YANG Lijuan, Mr. LI Yu and Mr. TEO Ser Luck

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“SFO” or “Securities and Futures Ordinance”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) of nominal value of US$0.000005 each in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Subsidiary(ies)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“Substantial Shareholder(s)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers and Share Buy-backs, as amended from time to time

“treasury Shares”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent.

GUIDANCE FOR THE AGM

The AGM will be a virtual meeting. All registered Shareholders will be entitled to join the AGM via the online platform. The online platform can be accessed from any location with access to the internet via smartphone, tablet device or computer. Through the online platform, our registered Shareholders will be able to view the live video broadcast and participate in voting and submit questions online. Login details and information will be included in our letters to be sent to registered Shareholders regarding the online platform.

HOW TO ATTEND AND VOTE

Registered Shareholders’ attendance at the AGM and exercise of their voting rights can be achieved in either one of the following ways:

(1)	attend the AGM via the online platform which enables live streaming and interactive platform for submitting questions and voting online; or

(2)	appoint the chairman of the AGM or other persons as your proxy by providing their email addresses for receiving the designated log-in details to attend and vote on your behalf via the online platform.

Completion and return of the form of proxy will not preclude a registered Shareholder from attending and voting via the online platform at the AGM or any adjournment thereof (as the case may be) and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If you are a non-registered Shareholder, you may consult directly with your banks, brokers, custodians or Hong Kong Securities Clearing Company Limited (as the case may be) for necessary arrangement to attend and vote via the online platform at the AGM if you wish.

If you have any questions relating to the AGM, please contact the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, with the following details:

Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Website: www.computershare.com/hk/contact

Telephone: (852) 2862 8555

Fax: (852) 2865 0990

LETTER FROM THE BOARD

SUPER HI INTERNATIONAL HOLDING LTD.

特海 國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

Non-executive Director:	Registered office:
Ms. SHU Ping (Chairlady)	Cricket Square, Hutchins Drive PO Box 2681
Executive Directors:	Grand Cayman
Ms. June YANG Lijuan	KY1-1111
Mr. LI Yu	Cayman Islands
Ms. LIU Li
Corporate Headquarters in Singapore:
Independent Non-executive Directors:	1 Paya Lebar Link
Mr. TAN Kang Uei, Anthony	#09-04
Mr. TEO Ser Luck	PLQ 1 Paya Lebar Quarter
Mr. LIEN Jown Jing Vincent	Singapore 408533

Principal place of business in Hong Kong:
40th Floor, Dah Sing Financial Centre
No. 248 Queen’s Road East
Wanchai
Hong Kong

April 25, 2025

To the Shareholders

Dear Sir or Madam,

(1) PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES

(INCLUDING RESELL OR TRANSFER TREASURY SHARES)

AND REPURCHASE SHARES

(2) RE-ELECTION OF RETIRING DIRECTORS

AND

(3) NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide Shareholders with the notice of Annual General Meeting and the following proposals to be put forward at the Annual General Meeting: (i) the granting to the Directors of Issue Mandate and the Repurchase Mandate; and (ii) the re-election of the retiring Directors.

LETTER FROM THE BOARD

ISSUE MANDATE

In order to ensure greater flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to issue new Shares (including sale or transfer of treasury Shares) and/or ADSs, approval is to be sought from the Shareholders, pursuant to the Hong Kong Listing Rules, for the Issue Mandate to issue Shares (including sale or transfer of treasury Shares) and/or ADSs. An ordinary resolution will be proposed at the Annual General Meeting to grant the Issue Mandate to the Directors to exercise the powers of the Company to allot, issue and deal with new Shares (including sale or transfer of treasury Shares) and/or ADSs in the share capital of the Company up to 20% of the number of issued Shares (excluding treasury Shares) as of the date of the passing of the resolution in relation to the Issue Mandate. As of the Latest Practicable Date, there were 650,299,000 Shares in issue. Subject to the passing of the above ordinary resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to issue a maximum of 130,059,800 Shares (including sale or transfer of treasury Shares) pursuant to the Issue Mandate.

In addition, an ordinary resolution will be proposed at the Annual General Meeting to extend the Issue Mandate by adding to it the number of such Shares repurchased under the Repurchase Mandate.

REPURCHASE MANDATE

In addition, an ordinary resolution will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the number of issued Shares (excluding treasury Shares) as of the date of the passing of the resolution in relation to the Repurchase Mandate. As of the Latest Practicable Date, there were 650,299,000 Shares in issue. Subject to the passing of the above resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 65,029,900 Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Hong Kong Listing Rules in connection with the Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the Annual General Meeting.

The Directors wish to state that they have no immediate plans to issue any Shares and/or ADSs pursuant to the Issue Mandate, as well as have no immediate plans to repurchase any Shares and/or ADSs pursuant to Repurchase Mandate.

LETTER FROM THE BOARD

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 83(3) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election. Accordingly, Ms. June YANG Lijuan, who was appointed as Director by the Board with effect from July 1, 2024, shall retire at the Annual General Meeting and, being eligible, has offered herself for re-election as Director.

In accordance with Article 84(1) of the Articles of Association, at each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Accordingly, Mr. LI Yu and Mr. TEO Ser Luck shall retire at the Annual General Meeting and, being eligible, have offered themselves for re-election as Directors.

The Nomination Committee has recommended to the Board for the re-election of Directors in accordance with the following selection criteria:

1.	character and integrity;

2.	qualifications including professional qualifications, skills, knowledge and experience that are relevant to the Company’s business and corporate strategy;

3.	willingness to devote sufficient time to discharge duties as members of the Board and its relevant committees and undertake significant commitments;

4.	the number of existing directorships and other commitments that may demand their attention;

5.	requirement for the Board to have independent non-executive Directors in accordance with the Hong Kong Listing Rules and whether such director would be considered independent with reference to the independence guidelines set out in the Hong Kong Listing Rules;

6.	board diversity policy of the Company and any measurable objectives adopted by the Board for achieving diversity on the Board; and

7.	their perspectives provided to the management and operation of the Group as well as other contributions to the Group during the tenure of their directorship.

LETTER FROM THE BOARD

The Nomination Committee has assessed the independence of the independent non-executive Director, Mr. TEO Ser Luck, based on reviewing his annual written confirmation of independence to the Company pursuant to the factors set out in Rule 3.13 of the Hong Kong Listing Rules and considered that he remains independent. The Nomination Committee has considered the independent non-executive Director’s diversified working experience and education background as well as other experience and factors as set out in Appendix I to this circular.

The Nomination Committee is satisfied that at all times during the period of directorship with the Company, the Retiring Directors have properly discharged their duties and responsibilities as Directors and have made positive contributions to the development of the Company through constructive and informed comments and participation at the business and other affairs relating to the Group. The Retiring Directors have provided valuable contributions and insights to the Board. In addition, the Retiring Directors have the required character, integrity and experience to continuously and effectively fulfill their roles as executive Directors and independent non-executive Directors. The Board believed that their re-election as Directors would be in the best interests of the Company and the Shareholders as a whole.

Details of the above named Directors who are subject to re-election at the Annual General Meeting are set out in Appendix I to this circular in accordance with the relevant requirements of the Hong Kong Listing Rules. The biography of the retiring independent non-executive Director set out in Appendix I to this circular indicates how he contributes to the diversity of the Board and the perspectives, skills and experience he can bring to the Board.

In view of the above, the Board recommends each of the Retiring Directors to be re-elected as a Director at the Annual General Meeting.

NOTICE OF ANNUAL GENERAL MEETING

Set out on pages 20 to 26 of this circular is the notice of Annual General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve (i) the granting to the Directors of Issue Mandate and the Repurchase Mandate; and (ii) the re-election of the retiring Directors.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

The Board has fixed the close of business on Friday, May 9, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary Shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Friday, May 9, 2025, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs. One or more Shareholders holding at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

LETTER FROM THE BOARD

VOTING

Voting and Solicitation

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules and Article 66(1) of the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Annual General Meeting will be taken by way of poll.

On a poll, every Shareholder present in person or by proxy or in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he/she/it is the holder. A Shareholder entitled to more than one vote needs not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. Separately, treasury Shares, if any, and registered under the name of the Company shall have no voting rights on matters that require Shareholders’ approval at the Company’s general meetings. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

Voting by Holders of Shares

A form of proxy for use at the Annual General Meeting is enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the SEC (www.sec.gov) and the Company (www.superhiinternational.com). Holders of the Shares are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time fixed for the holding of the Annual General Meeting (i.e. by 11:00 a.m. on Sunday, June 22, 2025, Hong Kong time) or any adjournment thereof, whether or not they intend to attend the Annual General Meeting.

When proxy forms are properly dated, executed and returned by holders of ordinary Shares to the mailing address as set out in the proxy form by no later than 11:00 a.m. on Sunday, June 22, 2025, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary Shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

LETTER FROM THE BOARD

Completion and return of the form of proxy will not preclude holders of the Shares from attending and voting at the Annual General Meeting or any adjournment thereof should they so wish and in such event, the proxy shall be deemed to be revoked.

Voting by Holders of ADSs

As the holder of record for all the ordinary Shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary Shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instruction card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the ordinary Shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instruction card from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of May 21, 2024, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary Shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary Shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

LETTER FROM THE BOARD

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 16, 2025, U.S. Eastern Time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Revocability of Proxies and ADS Voting Instruction Card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card, as the case may be, set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM. In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the proposed resolutions for (i) the granting to the Directors of the Issue Mandate and the Repurchase Mandate; and (ii) the re-election of the retiring Directors are in the interests of the Company and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairlady

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

The following are the particulars of the retiring Directors (as required by the Hong Kong Listing Rules) proposed to be re-elected at the Annual General Meeting.

As of the Latest Practicable Date, each of the following Directors, save as disclosed herein, did not have any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, none of the following Director holds any position with the Company or any other member of the Group, nor has any directorships in other listed public companies in the last three years. In addition, save as disclosed herein, none of the following Director has any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company.

Save as disclosed herein, there is no other matter in relation to the following Directors that needs to be brought to the attention of the Shareholders and there is no other information relating to the following Directors which is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

Director candidates

Ms. June YANG Lijuan (楊利娟), aged 46, was appointed as an executive Director and chief executive officer of the Company on July 1, 2024. She is responsible for coordinating the management and strategic development of the Group.

Ms. YANG has over 27 years of experience in restaurant operation and overall management of Haidilao. She demonstrates a commitment to excellence in the catering industry. From June 1997 to March 2001, Ms. YANG served as a manager at Sichuan Haidilao. In April 2001, she was appointed as a director of Sichuan Haidilao and re-designated as a non-executive director of Sichuan Haidilao in January 2018. Ms. YANG’s career and leadership further expanded through her roles at Haidilao International, a company currently listed on the Stock Exchange (stock code: 6862), including (i) as a director from July 2015 to January 2018; (ii) as the chief operating officer from January 2018 to March 2022; (iii) as the deputy chief executive officer from August 2021 to March 2022; (iv) as an executive director from August 2021 to June 2024; and (v) as the chief executive officer from March 2022 to June 2024. Throughout her tenure at Haidilao International, Ms. YANG has been instrumental in overseeing management and strategic development, consistently driving it towards greater success.

Ms. YANG completed the PRC Entities CEO and Finance CEO Program (中國企業CEO/ 金融CEO課程) hosted by the Cheung Kong Graduate School of Business (長江商學院) in September 2016.

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

Ms. YANG has entered into a service contract with the Company for a term of three years commencing from June 21, 2024. Pursuant to her service contract, she is entitled to an annual Director’s fee of RMB500,000, as well as discretionary performance bonus and other benefits. The remuneration of Ms. YANG will be subject to annual review by the remuneration committee of the Board and the Board from time to time with reference to the prevailing market level and her responsibilities and performance.

As of the Latest Practicable Date, Ms. YANG was interested or deemed to be interested in 14,677,922 ordinary shares of the Company and 307,920 ADSs of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. LI Yu (李瑜), aged 39, was appointed as an executive Director on March 30, 2023. He is responsible for implementing and promoting the Group’s development strategies as well as the operation and improvement of the Group’s restaurant business. Mr. LI was the chief executive officer of the Group from March 30, 2023 to June 30, 2024 and serves as the chief operating officer of the Group since March 17, 2025. He holds directorships at five subsidiaries of the Group.

Mr. LI possesses over 17 years of experience in the catering industry. He joined Haidilao International Group in November 2007. He was responsible for the operation and management of the Haidilao restaurants in Japan, Korea, Thailand and Taiwan from May 2021 to March 2022 and was further appointed as the chief operating officer (mainland China) from March 2022 to October 2022, mainly assisting the chief executive officer of Haidilao International to improve the operational efficiency and to strengthen the supervision and implementation of the management execution. Since October 2022, Mr. LI had been assisting Mr. ZHOU Zhaocheng, a previous executive Director and then chief executive officer of the Company in overseeing the management and operation of the Group’s business. Mr. LI also acted as an executive director of Haidilao International from August 2021 to September 2022.

Mr. LI completed the Master of Business Administration Program held by National Chengchi University in Taiwan in October 2017.

Mr. LI has entered into a service contract with the Company for a term of three years commencing from March 30, 2023. Pursuant to his service contract, he is entitled to an annual Director’s fee of RMB500,000, as well as discretionary performance bonus and other benefits. The remuneration of Mr. LI will be subject to annual review by the remuneration committee of the Board and the Board from time to time with reference to the prevailing market level and his responsibilities and performance.

As of the Latest Practicable Date, Mr. LI was deemed or taken to be interested 39,750 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

Mr. TEO Ser Luck (張思樂), aged 56, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgment to the Board.

Mr. TEO was a member of the Parliament of Singapore from May 2006 to June 2020. From May 2006 to July 2017, Mr. TEO served in the Singapore government cabinet and held various senior positions, including (i) the minister of state for Ministry of Trade and Industry, (ii) the senior parliamentary secretary at the Ministry of Transport and Ministry of Community Development, Youth and Sports, (iii) the minister of state at the Ministry of Manpower, and (iv) the mayor of the North East District of Singapore.

Mr. TEO also held and has been holding directorship at various companies listed on SGX:

Name	Period of service	Positions

United Engineers Limited (SGX: U04) (delisted in February 2020)	From September 2017 to February 2020	Lead independent director
MindChamps Preschool Limited (SGX: CNE)	From December 2020 to September 2022	Lead independent director
Serial System Ltd. (SGX: S69)	Since July 2017	Independent director
	From October 5, 2021 to January 8, 2024	Independent non-executive acting chairman
	Since January 8, 2024	Independent non-executive deputy chairman
BRC Asia Limited (SGX: BEC)	Since November 2017	Independent non-executive director and chairman
China Aviation Oil (Singapore) Corporation Ltd. (SGX: G92)	Since April 2019	Lead independent director
Straco Corporation Limited (SGX: S85)	Since July 2019	Independent director
Yanlord Land Group Limited (SGX: Z25)	Since February 2020	Independent non-executive director

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

While Mr. TEO is currently holding directorships in five listed companies, the Directors are of the view that Mr. TEO will be able to devote sufficient time to discharge his duties and responsibilities as an independent non-executive Director given that (i) he currently acts as an independent director of the aforesaid listed companies and such roles in these listed companies primarily require him to oversee their management independently, rather than to allocate substantial time to participate in the day-to-day management and operations of their respective businesses; (ii) he has demonstrated that he is capable of devoting sufficient time to discharge his duties owed to each of these listed companies by attending Board meetings and Board Committee meetings of these listed companies and has attended all their board meetings based on the public disclosure of the relevant listed companies; (iii) he has acquired extensive management experience, participated in continuous professional development and trainings and developed substantial knowledge on corporate governance through his directorships in other listed companies, such that he is fully aware of the responsibilities and the expected time involvement to act as an independent non-executive director of a listed company, which is expected to facilitate the proper discharge of his duties and responsibilities as an independent non-executive Director; (iv) he has confirmed that he will have sufficient time to fulfill his duties as an independent non-executive Director notwithstanding his existing independent directorships in other listed companies; and (v) the Company will also make appointments with Mr. TEO in advance to reserve his time for the regular Board meetings, Board committee meetings and other matters to be transacted to ensure that he is able to carry out his duties as an independent non-executive Director despite multiple directorships.

Mr. TEO obtained his bachelor’s degree in accountancy from National University of Singapore in June 1992. He was certified as a fellow and advisor by the Institute of Singapore Chartered Accountants (the “ISCA”) in May 2009 and has been elected as the president of the ISCA since April 2022.

Mr. TEO has entered into an appointment letter with the Company for a term of three years commencing from December 12, 2022. Pursuant to his appointment letter, he is entitled to an annual remuneration of SGD80,000 (including Director’s fee and other allowance), as well as discretionary performance bonus and other benefits. The remuneration of Mr. TEO is subject to annual review by the remuneration committee of the Board and the Board from time to time with reference to the prevailing market level and his responsibilities and performance.

As of the Latest Practicable Date, Mr. TEO does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

The following is an explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate.

SHARE CAPITAL

As of the Latest Practicable Date, the total number of Shares in issue was 650,299,000 Shares.

Subject to the passing of the proposed ordinary resolution granting the Repurchase Mandate at the Annual General Meeting and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Directors will be allowed to repurchase a maximum of 65,029,900 Shares and/or ADSs which represent 10% of the total number of issued Shares (excluding treasury Shares) during the period ending on the earliest of i) the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions; or ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; or iii) the date upon which such authority is revoked, varied or renewed by a resolution of the Shareholders in general meeting prior to the next annual general meeting of the Company.

REASONS AND FUNDING OF REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to seek a general authority from the Shareholders to enable the Directors to repurchase Shares and/or ADSs in the market. Shares repurchased for cancellation may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or its earnings per Share. On the other hand, Shares repurchased and held by the Company as treasury Shares may be resold on the market at market prices to raise funds for the Company, or transferred or used for other purposes, subject to compliance with the Hong Kong Listing Rules, the Articles of Association, and the laws of the Cayman Islands. Share repurchases will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs will be financed out of funds legally available for the purpose and in accordance with the Articles of Association, the Cayman Companies Act and the Hong Kong Listing Rules, U.S. Federal Securities Laws and any other applicable laws and regulations. The amount of premium payable on repurchase may only be paid out of either the profits of the Company or out of the share premium account before or at the time the Company’s Shares and/or ADSs are repurchased in the manner provided for in the Cayman Companies Act.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company. The Directors consider that if the Repurchase Mandate was to be exercised in full at the current prevailing market value, it may have a material adverse impact on the working capital or the gearing position of the Company, as compared with the positions disclosed in the audited consolidated financial statements of the Company as of December 31, 2024, being the date to which the latest published audited consolidated financial statements of the Company were made up. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

GENERAL

To the best of their knowledge, having made all reasonable enquiries, none of the Directors nor any of their close associates, as defined in the Hong Kong Listing Rules, currently intend to sell any Shares, and/or ADSs to the Company or its subsidiaries, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the Repurchase Mandate in accordance with the articles of association of the Company, the Hong Kong Listing Rules, U.S. Federal Securities Laws, the Cayman Companies Act and the applicable laws and regulations.

Subject to the applicable requirements under the Hong Kong Listing Rules, the Company may cancel the repurchased Shares and/or ADSs following settlement of any such repurchase or hold them as treasury Shares, subject to, for example, market conditions and its capital management needs at the relevant time of the repurchases.

Should the Company decide to hold repurchased Shares as treasury Shares, the Company will, upon completion of the repurchase, withdraw the repurchased Shares from CCASS and register the treasury Shares in the Company’s name. The Company may re-deposit its treasury Shares into CCASS only if it has an imminent plan to resell these treasury Shares on the Hong Kong Stock Exchange and will complete such resale as soon as possible.

The Company will have appropriate measures to ensure that it would not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the relevant laws with respect to treasury Shares. These measures include, for example, an approval by the Board that (i) the Company should procure its broker not to give any instructions to HKSCC to vote at general meetings for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company should withdraw the treasury Shares from CCASS, and either re-register them in the Company’s name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

Holders of treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

No core connected person of the Company has notified the Company that he has a present intention to sell any Shares and/or ADSs to the Company, or has undertaken not to do so, if the Repurchase Mandate is exercised.

If as a result of a repurchase of Shares and/or ADSs by the Company pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholder’s interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the Controlling Shareholders are interested in an aggregate of 337,667,125 Shares, representing approximately 51.92% of the total issued shares of the Company (excluding treasury Shares). In the event that the Directors should exercise in full the Repurchase Mandate, the shareholdings of the Controlling shareholders in the Company will be increased to approximately 57.69% of the total issued share capital of the Company (excluding treasury Shares). To the best knowledge and belief of the Directors, such increase would not give rise to an obligation to make a mandatory offer under the Takeovers Code. The Directors are not aware of any consequences which would arise under the Takeovers Code as a results of any repurchase of Shares and/or ADSs pursuant to the Repurchase Mandate.

The Hong Kong Listing Rules prohibit a company from making repurchase if the result of the repurchase would be that less than 25% (or such other prescribed minimum percentage as determined by the Hong Kong Stock Exchange) of the issued share capital would be in public hands. The Directors do not propose to repurchase Shares and/or ADSs which would result in less than the prescribed minimum percentage of Shares in public hands.

The Company confirms that neither this explanatory statement nor the proposed Repurchase Mandate has any unusual features.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares and/or ADSs (whether on the Hong Kong Stock Exchange or otherwise) have been made by the Company in the six months preceding the Latest Practicable Date.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

SHARE PRICES

The highest and lowest traded prices for Shares recorded on the Hong Kong Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

	Highest traded	Lowest traded
Month	prices	prices
	HK$	HK$
2024
April	15.68	12.78
May	18.26	14.28
June	15.98	11.70
July	14.90	11.28
August	13.12	10.94
September	14.96	11.20
October	15.00	12.52
November	17.00	12.46
December	24.10	15.42

2025
January	23.40	17.30
February	20.95	17.30
March	21.15	16.60
April (up to the Latest Practicable Date)	18.66	14.32

NOTICE OF ANNUAL GENERAL MEETING

SUPER HI INTERNATIONAL HOLDING LTD.

特海 國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, together with its subsidiaries, the “Group”) will be held by way of virtual meeting via online platform at 11:00 a.m., on Tuesday, June 24, 2025, Hong Kong Time (or at 11:00 p.m., on Monday, June 23, 2025, U.S. Eastern Time) for the purpose:

ORDINARY RESOLUTIONS

1.	To receive, consider and approve the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended December 31, 2024.

2.	(a)	To re-elect the following retiring directors of the Company:

(i)	Ms. June YANG Lijuan as an executive Director;

(ii)	Mr. LI Yu as an executive Director; and

(iii)	Mr. TEO Ser Luck as an independent non-executive Director.

(b)	To authorise the board of directors of the Company (the “Board”) to fix the remuneration of the directors of the Company.

3.	To re-appoint Deloitte & Touche LLP as auditor of the Company and to authorise the Board to fix the remuneration of auditor.

NOTICE OF ANNUAL GENERAL MEETING

4.	To consider and, if thought fit, pass (with or without amendments) the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the directors of the Company (the “Directors”) during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional Shares (including any sale and transfer of Shares out of treasury that are held as treasury Shares) in the capital of the Company, or American depositary shares of the Company (the “ADSs”) or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into Shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate number of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) together with the treasury Share of the Company resold by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); or (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares of the Company; or (3) any scrip dividend or similar arrangements providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company in force from time to time; or (4) any issue of Shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into Shares of the Company, shall not exceed the aggregate of 20% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) as of the date of passing this resolution and the said approval shall be limited accordingly;

NOTICE OF ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:–

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(1)	the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws and regulations to be held; or

(3)	the revocation, variation or renewal of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(b)	“Rights Issue” means an offer of Shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors of the Company to holders of Shares in the Company on the register on a fixed record date in proportion to their holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase Shares and/or ADSs on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the Shares of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its Shares and/or ADSs at a price determined by the Directors;

(iii)	the aggregate number of Shares of the Company and/or ADSs, which may be repurchased pursuant to the approval in paragraph (i) above shall not exceed 10% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (ii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws and regulations to be held; or

(c)	the revocation, variation or renewal of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

NOTICE OF ANNUAL GENERAL MEETING

(C)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares of the Company (including any sale and transfer of Shares out of treasury that are held as treasury Shares) and/or ADSs and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 4(A) set out in the notice convening this meeting be and is hereby extended by the addition thereto of such number of Shares of the Company and/or ADSs repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 4(B) set out in the notice convening this meeting, provided that such amount of Shares and/or ADSs shall not exceed 10% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) at the date of passing of the said resolutions.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Friday, May 9, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Friday, May 9, 2025, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary Shares represented by their ADSs. Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 11:00 a.m. on Sunday, June 22, 2025, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, or Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on June 16, 2025, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury Shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

NOTICE OF ANNUAL GENERAL MEETING

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at www.superhiinternational.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairlady

April 25, 2025

Registered office:	Principal place of business in Hong Kong:
Cricket Square, Hutchins Drive	40th Floor, Dah Sing Financial Centre
PO Box 2681	No. 248 Queen’s Road East
Grand Cayman	Wanchai
KY1-1111	Hong Kong
Cayman Islands

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(i)	A shareholder entitled to attend and vote at the above meeting is entitled to appoint another person as his/her/its proxy to attend and vote instead of him/her/it; a proxy need not be a shareholder of the Company.

(ii)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority shall be determined as that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(iii)	In order to be valid, a form of proxy must be deposited at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) no later than 11:00 a.m. on Sunday, June 22, 2025, Hong Kong time, to ensure your representation at the above meeting, or your voting instructions in the ADS voting instruction card must be received by the depositary of the ADSs, Citibank, N.A., no later than 10:00 a.m. on Monday, June 16, 2025, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the above meeting. The completion and return of the form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish.

(iv)	The Board has fixed the close of business on Friday, May 9, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary Shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the above meeting and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Friday, May 9, 2025, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the above meeting.

(v)	In respect of ordinary resolution numbered 2(a) above, Ms. June YANG Lijuan, Mr. LI Yu and Mr. TEO Ser Luck shall retire and being eligible, offered themselves for re-election at the above meeting. Details of the above retiring Directors are set out in Appendix I to the circular of the Company dated April 25, 2025.

(vi)	In respect of ordinary resolution numbered 4(B) above, the Directors wish to state that they will exercise the powers conferred by the general mandate to repurchase shares of the Company in circumstances where they consider that the repurchase would be in the best interest of the Company and its shareholders. An explanatory statement containing the information necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the general mandate to repurchase shares of the Company, as required by the Hong Kong Listing Rules, is set out in Appendix II to the circular of the Company dated April 25, 2025.

As of the date of this notice, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.